February 21, 2025

Christopher Britt
Chief Executive Officer
Chime Financial, Inc.
101 California Street, Suite 500
San Francisco, CA 94111

        Re: Chime Financial, Inc.
            Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 29, 2025
            CIK No. 0001795586
Dear Christopher Britt:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 7, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
General

1. We note your response to comment 2. As the draft registration statement cites information and reports that you attribute to third parties, and the reports were commissioned by you, please revise to provide consents for each such third-party report.
Summary
Overview, page 2

2. We note your response to prior comment 10 and revised disclosure regarding the
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Page 2

       income of targeted customers. Please revise to further clarify the nature of your typical customers, for example, whether prime, near prime, subprime, etc.
3. We note your response to comments 42 and 50. Your summary and business disclosures continue to emphasize your "[w]e believe in free" model, particularly as
       compared to traditional banks. We also note the disclosure on page 113 regarding other financial technology companies, whose fee practices "can vary." The
       examples given appear to allow for an understanding that other financial technology companies offer similar services with fees that are also substantially less than those of traditional banks. Please revise here and business section to clarify. Additionally, please revise Competition beginning on page 157 to identify financial technology competitors, as it is unclear why you believe this is not material disclosure.
Digital-First Partnership Strategy, page 9

4. We note your response to prior comment 13. Please revise here or elsewhere as appropriate to specify in narrative or quantitative terms the approximate percentage or range of percentages of your member accounts held at each of the two banks. With a view to clarifying disclosure, advise us of the amounts by type of account, such as checking or savings accounts.
Risk Factors, page 21

5. We note your revised disclosure related to the Credit Builder and the fact that you provide a credit card with a certain limit amount tied to the bank account that has the same or similar balance with one of your bank partners. If material, please add risk factor disclosure describing the risks to you if your members default on paying off their credit cards and simultaneously withdraw funds from the bank partner accounts.
       In the alternative, please explain, if applicable, how credit line limits on your Credit
       Builder credit cards change if the members reduce their secured checking and saving account balances.
6. We note your revised disclosure and response to prior comment 14. Please revise to quantify the required minimum collateral and reserve account balances. Liquidity Products, page 92

7. Please refer to prior comment 27. Given the interaction of your product collateral and product obligation liability and the disclosure of the roll forward of your product collateral provided on page 93, please also revise your filing to include a roll forward of your product obligation liability for each period presented. Platform-Related Revenue, page 93

8. We note your disclosure on page 94 that "[u]nder the terms of our applicable contractual agreements with each bank partner, member deposits are either placed in the interest community deposit sweep program or held by [y]our bank partners." With a view to clarifying disclosure, if material, please advise us of the factors considered and who makes the decision on whether and where member deposits are moved under the sweep program.
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Page 3
Our Market Opportunity
Addressing Additional Financial Needs of Everyday Americans, page 133

9. We note your disclosure here that "[b]y developing and introducing new products, services, and features to address the additional financial needs of the 196 million
      Americans [you] serve today, [you] believe [your] total addressable
market (   TAM   )
      can expand to a $312 billion annual revenue opportunity." Please revise this disclosure:
          to clarify that you do not currently serve 196 million Americans because it does not appear that you have that many clients to date; and it appears that your definition of the "total addressable market" or
"annual revenue
          opportunity" is the same as the entire size of the financial services market, which is highly competitive with numerous participants; as such please either revise or add balancing language in discussing the total addressable market here and throughout the draft registration statement.
ChimeCore -- Our Proprietary Payment Processor and Ledger, page 148

10. We note your response to prior comment 48 and revised disclosure regarding
      ChimeCore, including the statement on page 48 that Chime does not currently receive funds from or transmit funds on behalf of members. Please reconcile with disclosure elsewhere that a portion of member transactions are processed through ChimeCore.
      Additionally, please revise here or where appropriate to address any plans to transition credit card transactions to ChimeCore.
Risk Decisioning Platform, page 148

11. We note your response to prior comment 39 and your revisions made in this section.
      Please revise further to clarify if your risk management and underwriting standards are related and, if so, describe the relationship. State clearly who makes the final decision on underwriting. In this regard, based on your revised disclosure, it appears that you develop the standards, your bank partners approve them, and then you implement or execute on the standards that have been agreed upon. Finally, briefly describe your risk and underwriting standards.
Bank Partnerships, page 158

12. We note your response to prior comment 40 and the statement on page 160 that the sweep account activities contribute to "the net revenue Chime earns based on high-
      yield savings balances." Please revise this section to further clarify how the sweep program contributes to your revenues.
13. We note your response to prior comment 47 and are unable to locate the following revised disclosure. Please revise to disclose the material terms of the agreements with your bank partners. Clarify generally how the interest rates are set and by whom on the "high-yield savings accounts." Additionally, revise where appropriate to disclose the material terms of the agreements with the card networks and payment gateways.
      As stated in the response letter, please disclose the other nationally recognized companies in addition to Visa.
14. Please briefly explain the term "omnibus account" when referring to accounts held at
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Page 4

       your bank partners for the benefit of your members.
Regulation of Our Bank Partnership Model, page 162

15. We note your response to prior comment 37 and revised disclosure referencing
       "policies and procedures." With a view to clarifying disclosure, please advise us of the regulatory requirements or guidance relevant to such policies and procedures.
Consolidated Statement of Operations, page F-6

16. Please refer to prior comment 53. We note in your response that your technology and development expenses are primarily related to your commitment to research and investment in advancing technology and driving product innovation and that these amounts are not directly tied to the generation of revenue and do not vary in direct proportion to revenue. We also note disclosure on page 75 that your investments in product innovation and your technology platform has fueled growth in your business, as highlighted by the growth of gross profit and transaction profit presented in the accompanying chart. As a result, please further explain why technology and development expenses are excluded from cost of revenues, and therefore also from gross profit and transaction profit, including as it relates to these measures as indicators of your ability to scale efficiently. Please quantify the amount of and describe the nature of any variable costs presented within your technology and development expenses and provide additional detail for us regarding the nature of all technology and development expenses as discussed on page 95.
Exhibits

17. We note your response to prior comment 55. Please disclose what other "third-party software providers" you are referring to on page 4, 78, 108, 132, and
149. File the
       agreement with Galileo Financial Services or other third parties as exhibits to the registration statement and describe their material terms, or tell us why you do not believe you are required to do so. Refer to Item 601 of Regulation S-K. Please contact Michael Henderson at 202-551-3364 or John Spitz at
202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance
cc:   Rezwan Pavri, Esq.